SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For October 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

**45 Empire Road
Parktown
Johannesburg, South Africa, 2193**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

Attached to the Registrant Form 6-K filling for the month of October 2004, incorporated by refence herein:

Exhibits

99.1   "Release dated September 29, 2004, entitled "Results of General Meeting"

99.2   "Release dated September 30, 2004, entitled "Abridged Report and Notice of Annual General Meeting"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)

Date: October 04 2004

By:/s/ Andrea Townsend
 Name: Andrea Townsend
 Title: Company Secretary

Exhibit 99.1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD" or "the company)

RESULTS OF GENERAL MEETING

DRD shareholders are advised that at a general meeting of
DRD shareholders held on Tuesday, 28 September 2004 at the
company's registered office, all the resolutions put to
shareholders were passed by the requisite majorities of
votes as indicated below. A total number of
194 336 373 votes were cast, which comprises 79.41% of
total securities in issue.

	Votes in favour
Special resolution no 1: Creation of 300 000 000 new "A" preference shares of 1 cent par value each in the authorised share capital of DRD	96.29%
Special resolution no 2: Conversion of the 300 000 000 new authorised "A" preference shares in the authorised but unissued share capital of DRD into 300 000 000 ordinary shares of no par value in the share capital of DRD	95.94%
Special resolution no 3: Authority to issue new ordinary shares of no par value below the average stated capital threshold as per section 82(1) of the Companies Act 1973 (Act 61 of 1973), as amended	95.80%
Ordinary resolution no 1: Placement of new ordinary shares of no par value under the control of the directors for purposes of the DRD (1996) Share Option Scheme	93.26%
Ordinary resolution no 2: Placement of new ordinary shares of no par value under the control of the directors for issues of shares for cash	96.24%

Ordinary resolution no 3:
Placement of new ordinary shares of no par value
under the control of the directors for other
issues   96.05%

Johannesburg
29 September 2004

Sponsor
Standard Bank

Legal adviser
Bowman Gilfillan Inc
(Registration number 1998/021409/21)

Exhibit 99.2

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD" or "the company)

ABRIDGED REPORT AND NOTICE OF ANNUAL GENERAL MEETING

1. ABRIDGED REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2004

Further to the reviewed preliminary results published on
10 August 2004 relating to the financial year ended 30 June 2004,
shareholders are advised that the annual report will be posted to
shareholders on 30 September 2004.

The financial statements below are prepared on the historical cost
basis as modified by the revaluation of certain financial
instruments and in accordance with South African Statements of
Generally Accepted Accounting Practice (SA GAAP). The accounting
policies are, in all material respects, consistent with the annual
financial statements for the year ended 30 June 2003 except for the
adoption of IFRS3 (AC140) – Business Combinations which was applied
to business combinations for which the agreement date was on or
after 31 March 2004.

KPMG's unmodified audit report on the abridged SA GAAP financial
statements contained in this announcement of annual results is
available for inspection at the company's registered office.

GROUP INCOME STATEMENTS

INCOME STATEMENTS FOR THE YEAR ENDING: (Audited)	JUNE 2004 (R 000)	JUNE 2003 (R 000)
Revenue	2 192 142	2 408 598
Cost of sales	(2 221 597)	(2 316 688)
Operating profit	(29 455)	91 910
(Loss)/profit on financial instruments	(22 289)	370 199
Profit on sale of subsidiary	–	89 333
Impairments	(108 770)	(133 001)
Administration and general costs	(170 472)	(61 087)
(Loss)/profit from operations	(330 986)	357 354

Investment income	130 849	99 998
Finance costs	(41 935)	(39 498)
Loss from associate	-	(43 674)
	-----------	-----------
(Loss)/profit before taxation	(242 072)	374 180
Taxation charge	(474 312)	(3 275)
	-----------	-----------
(Loss)/profit after taxation	(716 384)	370 905
Minority interest	46	-
	-----------	-----------
(Loss)/profit for the year attributable to ordinary shareholders	(716 430)	370 905
	===========	===========
Basic (loss)/profit per ordinary share (cents)	(331)	202
Headline (loss)/profit per ordinary share (cents)	(328)	171
Calculated on the weighted average ordinary shares	216 509 843	183 300 665
Diluted basic (loss)/profit per ordinary share (cents)	(331)	198
Diluted headline (loss)/profit per ordinary share (cents)	(328)	170
Calculated on the weighted average ordinary shares	234 731 556	201 071 734

RECONCILIATION OF HEADLINE (LOSS)/PROFIT

Net (loss)/profit per income statement	(716 430)	370 905
Less: Profit of sale of subsidiary	-	(89 333)
Loss/(profit) on sale of mining assets	382	(15 663)
Add: Impairment of mining assets and goodwill	5 253	48 029
	-----------	-----------
Headline (loss)/profit	(710 795)	313 938
	===========	===========

RESTATEMENT OF HEADLINE EARNINGS PER SHARE AND DILUTED HEADLINE EARNINGS PER SHARE

	JUNE 2004 (Cents)	JUNE 2003 (Cents)
Headline (loss)/profit per ordinary share as previously reported	(284)	217
Adjustment for impairment of loans in associates to comply with Circular 07/02 issued by SAICA	(44)	(46)
Headline (loss)/profit per ordinary share as restated	(328)	171
Diluted headline (loss)/profit per ordinary share as previously reported	(284)	211
Adjustment for impairment of loans in associates to comply with Circular 07/02 issued by SAICA	(44)	(41)
Diluted headline (loss)/profit per ordinary share as restated	(328)	170

CHANGES IN SHAREHOLDERS' INTEREST ABRIDGED
(Audited)

Shareholders' interest at the beginning of the year	456 066	438 022
Change in accounting policy - adoption of AC 133	-	(581 979)
Share capital issued:		
- for cash	775 653	68 027
- for staff options exercised and expenses	2 197	18 690
- for acquisitions	106 768	-
- for equity portion of convertible note	(1 019)	155 023
Movement in retained income	(716 430)	370 905
Currency adjustments	(59 178)	(12 622)
Shareholders' interest at the end of the year	564 057	456 066

GROUP BALANCE SHEETS AS AT (Audited)	JUNE 2004 (R 000)	JUNE 2003 (R 000)
Employment of Capital		
Mining assets	956 051	578 528
Non-current investments	235 723	205 838
Non-current inventories	200 836	-

Non-current accounts receivable	-	5 277
Deferred mining and income taxes	-	414 295
Derivative instruments	51 569	49 025
Current assets	358 999	563 748
	----------	----------
Inventories	103 493	59 100
Trade and other receivables	114 612	172 551
Taxation	-	277
Cash and equivalents	140 894	331 820
	----------	----------
Total assets	1 803 178	1 816 711
	==========	==========

Capital Employed

Shareholders' equity	564 057	456 066
Minority shareholders' interest	5 833	-
Long-term liabilities	308 992	387 478
Deferred mining and income taxes	132 455	-
Derivative instruments	83 406	244 423
Provision for environmental rehabilitation	245 392	183 965
Current liabilities	463 043	544 779
	----------	----------
Trade and other payables	300 867	300 002
Short-term liabilities	58 450	142 435
Provision	82 869	73 232
Taxation	9 384	-
Bank overdraft	11 473	29 110
	----------	----------
Total equity and liabilities	1 803 178	1 816 711
	==========	==========

GROUP CASH FLOW STATEMENTS FOR THE YEAR ENDING (Audited)	JUNE 2004 (R 000)	JUNE 2003 (R 000)
Net cash out flow from operating activities	(172 157)	(391 378)
Net cash outflow from investing activities	(661 919)	(78 051)
Net cash in flow from financing activities	660 705	530 323
	----------	----------
Net (decrease)/increase in cash and cash equivalents	(173 371)	60 894
Opening cash and equivalents	302 710	241 816
Foreign exchange movements	82	-

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                                              ----------              -----------
Closing cash and cash equivalents      129 421                302 710
                                              ==========              ===========
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2. NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of DRD
shareholders will be held at 09:00 (South African time) on Friday,
26 November 2004 at 45 Empire Road, Parktown, Johannesburg to
transact such business as is set out in the notice of annual
general meeting that has been issued together with the annual
report for the year ended 30 June 2004.

30 September 2004
Johannesburg

Sponsor
Standard Bank